                                                                    EXHIBIT 99.4



                           [BALDWIN PIANO LETTERHEAD]
--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE


CONTACTS:     Perry Schwartz             Ken DiPaola or Joel Pomerantz
              Baldwin Piano              The Dilenschneider Group, Inc.
              (513) 576 - 4518           (212)  922 - 0900



               BALDWIN PIANO REPORTS HIGHER THIRD-QUARTER RESULTS

              MUSIC SALES UP 22%; NET INCOME UP MORE THAN FIVE FOLD


         LOVELAND, OH, October 21, 1997 --- Baldwin Piano and Organ Company (NASDAQ:BPAO) today announced results for the third quarter and nine months ending September 30, 1997.

         The third-quarter sales rose 28 percent to $ 33.9 million, up from $26.5 million last year. Net income rose more than five fold to $1.0 million, or 31 cents per share, compared with $192,000, or 6 cents per share, for the same quarter a year ago.

         The third-quarter impact of Baldwin's second-quarter 1997 decision to phase-out consignment sales was insignificant, adding only $2.3 million to sales and 2 cents per share to earnings for the quarter.

         For the first nine months of 1997, net income rose to $2.9 million, or 86 cents per share, on sales of $103.6 million, compared with net income of $1.6 million, or 48 cents per share, on sales of $79.8 million, a year ago. Without the impact of discontinuing consignment sales and other one-time events, net income through the first nine months of 1997 would have been $1.9 million, or 55 cents per share, on sales of $88.6 million.

         Karen L. Hendricks, Baldwin's president, chairman and chief executive officer commented on the third quarter gains, "Strong demand for pianos coupled with strides we have made in improving cycle times and rolling out new marketing programs contributed to the ongoing positive trend in our Music business.




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         "As expected, our exit from consignment has resulted in accelerated sales recognition, shifting sales from the fourth quarter, traditionally our strongest, into the third quarter. In fact, we estimate that approximately half of our third-quarter sales increase was a result of shipments that would have otherwise fallen in the fourth quarter. While this in no way changes our outlook for a strong improvement in full-year financial performance, it will take a toll on fourth-quarter sales comparisons," she noted.

         "Contract Electronics has also begun to contribute to Baldwin's improving financial results," she said. "New customer development has produced the strongest sales increase in three years, fueling sales growth of 15 percent and 12 percent for the third quarter and first nine months, respectively."

         Ms. Hendricks noted that through the end of the third quarter, Baldwin's phase-out of consignment sales and the related decrease in inventory levels, has lowered Baldwin's debt to $30.4 million, a reduction of more than $15 million compared with a year ago. She also said the company anticipates additional debt reduction in the fourth quarter.

         Ms. Hendricks concluded, "All of Baldwin's major business segments experienced profitable growth in the third quarter. There is every indication that Contract Electronics growth will continue into the fourth quarter. Stripping away the impact of consignment sales, the Music side of our business will likewise be strong, but this will be less evident because of the quarter-to-quarter sales shift cited earlier."

         Baldwin Piano & Organ Company has manufactured and marketed keyboard musical products for 135 years and has been providing consumer financing for the keyboard industry for nearly a century. Baldwin, maker of America's best selling pianos, also manufactures electronic and electro-mechanical components for Original Equipment Manufacturers.



"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, reliance on key strategic alliances, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.

                      (Condensed Income Statement Attached)





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


                 BALDWIN PIANO & ORGAN COMPANY AND SUBSIDIARIES
                        CONSOLIDATED SUMMARY OF EARNINGS
                  (IN THOUSANDS, EXCEPT NET EARNINGS PER SHARE)

                                             THREE MONTHS ENDED               NINE MONTHS ENDED
                                                SEPTEMBER 30,                   SEPTEMBER 30,
                                         -------------------------       ------------------------
                                            1997           1996            1997             1996
                                         ---------       ---------       ---------       ---------

Net sales                                $  33,915       $  26,508       $ 103,629       $  79,794
Cost of goods sold                          26,539          21,543          83,324          63,634
                                         ---------       ---------       ---------       ---------
  Gross profit                               7,376           4,965          20,305          16,160
Interest income on
   installment receivables (1)               2,090           1,740           6,315           5,323
Other operating income, net                    386             842           1,807           2,648
Selling, general and administrative         (7,556)         (6,496)        (21,453)        (19,648)
Interest expense                              (592)           (827)         (2,248)         (2,009)
                                         ---------       ---------       ---------       ---------
  Earnings before income taxes               1,704             224           4,726           2,474
Income taxes                                   645              32           1,779             848
                                         ---------       ---------       ---------       ---------
  Net earnings                           $   1,059       $     192       $   2,947       $   1,626
                                         =========       =========       =========       =========
Net earnings per share                   $    0.31       $    0.06       $    0.86       $    0.48
                                         =========       =========       =========       =========
Average number of
    shares outstanding                       3,442           3,423           3,432           3,419
                                         =========       =========       =========       =========


                                               CONSOLIDATED SUMMARY BALANCE SHEETS
                                                         (IN THOUSANDS)
                                                                                SEPTEMBER 30,
                                                                         ------------------------
                                                                            1997             1996
                                                                         ---------        --------
Assets
  Receivables, net                                                       $  23,756        $ 15,414
  Inventories                                                               43,706          64,352
Other current assets                                                         8,482           7,758
                                                                         ---------        --------
  Total current assets                                                      75,944          87,524

Installment receivables, less current portion                               15,882          12,547
Property, plant and equipment, net                                          15,650          16,800
Other assets                                                                 4,740           5,466
                                                                         ---------        --------
  Total assets                                                           $ 112,216        $122,337
                                                                         =========        ========

Liabilities and Shareholders' Equity
  Current portion of long-term debt                                      $  27,808        $ 42,314
Other liabilities                                                           15,359          13,678
                                                                         ---------        --------
  Total current liabilities                                                 43,167          55,992
Long-term debt, less current portion                                         2,675           3,575
Other liabilities                                                            7,069           6,926
Shareholders' equity                                                        59,305          55,844
                                                                         ---------        --------
  Total liabilities and shareholders' equity                             $ 112,216        $122,337
                                                                         =========        ========

(1) Baldwin's adoption of FAS 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, by its Keyboard Acceptance unit (KAC) resulted in additional pre-tax revenue of $325,000 and $975,000, respectively, for the third quarter and first nine months of fiscal 1997. FAS 125 was not applicable to fiscal 1996 and earlier periods.




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